Issuer Free Writing Prospectus

Dated June 20, 2016

Filed Pursuant to Rule 433

Registration Statement No. 333-210550

PACIFIC CONTINENTAL

CORPORATION (NASDAQ: PCBK)

Subordinated Notes Offering Investor Presentation

June 20, 2016

2

Forward Looking Statements

Pacific Continental Corporation (“PCBK”) has filed a registration statement, file no. 333-210550 (including a prospectus) and a related prospectus supplement which is preliminary and subject to completion, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and the other documents PCBK has filed with the SEC for more information about PCBK and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, PCBK, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling toll-free (866) 805-4128.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus, or any related prospectus supplement or prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements include, but are not limited to, descriptions of PCBK’s financial condition, results of operations, asset and credit quality trends, profitability and projected earnings, including future financial and operating results and market share, expectations regarding the timing of the closing of the merger transaction with Foundation Bancorp, Inc., and its impact on PCBK’s earnings, expectations regarding pro forma combined assets, loans and deposits, and other statements that are not historical facts. These forward-looking statements express management’s current estimates, projections, expectations and beliefs, and, by their nature, are subject to risks and uncertainties that may cause actual results to differ materially from those projected, including but not limited to the following: the possibility that the Foundation Bancorp merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the Foundation Bancorp transaction may not be fully realized or may take longer to realize than expected; changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which PCBK operates; the high concentration of loans of PCBK’s banking subsidiary in commercial and residential real estate lending and in loans to dental / healthcare professionals; adverse economic trends in the United States and the markets PCBK serves affecting the bank’s borrower base; continued erosion or sustained low levels of consumer confidence; changes in the Federal Reserve’s monetary policies and the regulatory environment and increases in associated costs, particularly ongoing compliance expenses and resource allocation needs; vendor quality and efficiency; PCBK’s ability to control risks associated with rapidly changing technology both from an internal perspective as well as for external providers; operational systems or infrastructure failures; increased competition; fluctuating interest rates; a tightening of available credit; the potential adverse impact of legal or regulatory proceedings; and the risk that funds obtained in the offering will not be utilized effectively or efficiently.

3

Forward Looking Statements (cont’d)

Some of these and other factors are discussed in PCBK’s annual and quarterly reports previously filed with the SEC.

You should not place undue reliance on forward-looking statements, which speak only as of the date on which they are made. PCBK undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this presentation. This statement is included for the express purpose of invoking PSLRA’s safe harbor provisions.

This presentation includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. PCBK believes that these non-GAAP financial measures provide information to investors that is useful in understanding PCBK’s financial condition and results of operations. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided at the end of the presentation. Investors are urged to consider carefully the comparable GAAP measures and the reconciliations to those measures provided.

4

Investment Highlights

Experienced management team executing differentiated strategic plan

Strong financial performance, including profitability, credit, capital and liquidity profile

Well positioned in vibrant, growing Pacific Northwest metro markets

Proven M&A integrator

5

Terms of the Proposed Offering

Issuer Pacific Continental Corporation (NASDAQ: PCBK)

Security Subordinated Notes (at Holding Company Level)

Principal Amount $35 Million

Structure Fixed-to-Floating Rate Subordinated Notes due 2026

Term 10 Years (Non-Call 5 years)

Use of Proceeds General corporate purposes, potential strategic acquisitions and investment in Bank regulatory capital

Rating KBRA: BBB (Subordinated Debt)

Covenants Consistent with regulatory requirements for Tier 2 capital

Redemption At issuer’s option beginning in 2021 at 100% of par

Underwriter Sandler O’Neill + Partners, L.P.

Franchise Overview 6

Pacific Continental Corporation

Founded in 1972, Pacific Continental Bank is the wholly-owned operating subsidiary of Pacific Continental Corporation

NASDAQ: PCBK (Market capitalization: approximately $323MM)1

Approximately $2.0 billion in assets and headquartered in Eugene, OR

Operating in three of the largest markets in the Pacific Northwest²

14 banking offices in Oregon and Washington, and 2 loan production offices (“LPO”)³

Three business segments

Community-based businesses Healthcare and professional services Nonprofit

Pending acquisition of Foundation Bancorp (announced April 2016)

Single location in Bellevue, WA; $422MM in assets as of 3/31/16

2 branches in Seattle-Bellevue

5 branches in greater Portland

7 branches in greater Eugene

Branches Loan Offices3

Note(s):

1: As of June 16, 2016

2: Pacific Northwest defined as Oregon, Washington, and Idaho

3: PCBK operates two LPOs: one in Tacoma, Washington and one in Denver, Colorado. LPO in Denver, Colorado not shown in map Source: Company Documents; SNL Financial

Pacific Continental Leadership Team 7

Experienced and Cohesive

Years Years

in with Prior Banking

Banking PCBK Age Experience

Roger Busse, Chief Executive Officer and Director 40 13 60 U.S. Bank

Casey Hogan, Chief Operating Officer 35 21 58 West One Bank

Rick Sawyer, Chief Financial Officer 15 1 51 Tower Bank & Trust Co.

First Federal Bank of

Rachel Ulrich, Chief Administrative Officer 20 8 50 the Midwest

Mitch Hagstrom, Chief Banking Officer 30 28 59 Key Bank

Damon Rose, Chief Credit Officer 26 17 49 Siuslaw Bank

Source: Company Documents

Pacific Continental Growth Trends 8

Building “The Right Bank”

Building the company for the long-term

Pacific Continental Corporation has been successful in growing both organically and through opportunistic acquisitions

Century Bank, closed in 2013

Capital Pacific Bancorp, closed in 2015

Foundation Bancorp, Inc., pending; announced in 4/2016

Building a strong brand and corporate culture to retain the best and brightest employees who provide excellent service to our customers

Total Assets

($ in millions)

Our Four Strategic Objectives:

1. Grow organically

2. Drive efficiencies

3. Acquisition and expansion

4. Drive future bank initiatives

$1,966 $1,909

$1,504 $1,450 $1,373

$1,270

$1,199 $1,210

2009 2010 2011 2012 2013 2014 2015 1Q ‘16

Source: Company Documents

9

Pacific Continental Market Share
Room For Continued Growth in Each of Our Market Areas

Eugene, OR (MSA)		As of June 30, 2015		
		# of	Total	Market
Rank	Company	Branches	Deposits ($MM)	Share (%)
1	Pacific Continental Corp.	7	$840	17.6%
2	Umpqua Holdings Corp.	10	$802	16.8%
3	U.S. Bancorp	19	$714	15.0%
4	Wells Fargo & Co.	9	$713	15.0%
5	Banner Corp.	10	$320	6.7%
6	JPMorgan Chase & Co.	8	$299	6.3%
	Market Total	*86*	*$4,770*	*100.0%*

Portland-Vancouver-Hillsboro, OR-WA (MSA)		As of June 30, 2015		
		# of	Total	Market
Rank	Company	Branches	Deposits ($MM)	Share (%)
1	U.S. Bancorp	108	$9,710	23.1%
2	Bank of America Corp.	50	$8,490	20.2%
3	Wells Fargo & Co.	69	$7,493	17.8%
4	JPMorgan Chase & Co.	78	$4,173	9.9%
5	KeyCorp	52	$2,665	6.3%
10	Pacific Continental Corp.	5	$458	1.1%
	Market Total	*541*	*$42,007*	*100.0%*

Seattle-Tacoma-Bellevue, WA (MSA)		As of June 30, 2015		
		# of	Total	Market
Rank	Company	Branches	Deposits ($MM)	Share (%)
1	Bank of America Corp.	128	$24,523	27.6%
2	Wells Fargo & Co.	99	$12,984	14.6%
3	JPMorgan Chase & Co.	129	$10,094	11.4%
4	U.S. Bancorp	87	$9,225	10.4%
5	KeyCorp	107	$7,700	8.7%
19	Pacific Continental Corp.[1]	3	$550	0.6%
	Market Total	*880*	*$88,895*	*100.0%*


Greater Seattle
Greater Portland
Greater Eugene

Note(s):
1: Pro Forma for pending Foundation Bancorp acquisition
Source: FDIC market share data as of June 30, 2105, pro forma for announced but pending acquisitions/divestitures

PACIFIC CONTINENTAL® CORPORATION

Pacific Continental Long-term Financial Trends 10

Growth with Performance and Credit Improvements

($ in millions)

Year Ended December 31,

2009 2010 2011 2012 2013 2014 2015 1Q ‘16¹

Profitability

Revenue (Net int. inc.+ Non int. inc.)² $58.5 $56.3 $56.7 $56.7 $63.0 $63.7 $77.5 $83.6

Loan loss provision $36.0 $15.0 $12.9 $1.9 $0.3 $0.0 $1.7 $1.0

Net Income (Loss) ($4.9) $5.1 $5.3 $12.7 $13.8 $16.0 $18.8 $21.8

Growth in Net Income nm 5% 137% 9% 17% 17% 16%

ROAA (0.4%) 0.4% 0.4% 1.0% 1.0% 1.1% 1.1% 1.1%

Net interest margin³ 5.2% 4.7% 4.6% 4.2% 4.4% 4.3% 4.3% 4.3%

Efficiency Ratio 53.3% 59.2% 65.0% 62.9% 65.7% 59.4% 59.2% 56.8%

Balance Sheet

Gross Loans, net of deferred fees $944 $856 $820 $870 $994 $1,045 $1,404 $1,430

Growth in Loans (9%) (4%) 6% 14% 5% 34% 7%

Core Deposits? $772 $896 $886 $939 $990 $1,111 $1,534 $1,634

Growth in Core Deposits 16% (1%) 6% 6% 12% 38% 26%

Credit Quality

NPA/Assets 3.2% 3.8% 3.1% 2.0% 1.7% 1.4% 1.1% 1.1%

NPA/Assets (excluding TDRs) 3.1% 3.8% 2.9% 1.9% 1.5% 1.0% 0.8% 0.7%

Consolidated Capital Ratios

Total RBC Ratio 15.6% 17.1% 19.2% 18.2% 16.2% 15.7% 12.6% 12.5%

Tier 1 Ratio 14.4% 15.9% 18.0% 16.9% 14.9% 14.5% 11.5% 11.4%

Leverage Ratio 13.7% 13.4% 13.1% 12.3% 11.5% 11.3% 9.9% 9.8%

Note(s):

1: 1Q ‘16 net income annualized and balance sheet growth rates annualized

2: Net interest income used in this calculation has been adjusted to a tax equivalent basis using a 35% tax rate

3: Presentation of net interest margin for all periods reported has been adjusted to a tax equivalent basis using a 35% tax rate

4: Core deposits include all demand, interest checking, money market, savings and local non-public time deposits, including local non-public time deposits in excess of $100K

Source: Company Documents as of March 31, 2016; “nm” equal to not meaningful

Pacific Continental Balance Sheet Composition 11

Balanced Asset Allocation Funded with Core Deposits

Balanced Allocation of Assets Core Deposit Funding

Average Assets: $1,956MM Average Liabilities: $1,735MM

(for the quarter ended March 31, 2016) (for the quarter ended March 31, 2016)

Securities = $383MM¹

53% Agency MBS

26% Municipals

10% SBA Pools

9% Agency Debt

1% Private label MBS Other Nonint. Noninterest

4.1 yr proj. average life Bearing Liabs. Bearing

0% Deposits

FF, Int.-bear. Securities AFS Int.-bear. 36%

Deps. & FHLB 19% Noncore

Stock Deposits

2% 4%

Borrowings

Non-earning Net Loans 3%

Assets 72% Int.-bear. Core

7% Deposits

57%

1Q ’16 Yield on Earning Assets: 4.52% 1Q ’16 Cost of Interest Bearing Liabilities: 0.41%

Avg. Earning Assets: $1,821MM (93% of assets) Avg. Noninterest-bearing Liabilities: $625MM (36%

of liabilities)

Avg. Cost of Interest Bearing Core Deposits: 0.26%

Note(s):

1: Securities total and detailed percentages as of March 31, 2016 Source: Company Documents as of March 31, 2016

Pacific Continental Balance Sheet Composition 12

Diversified Loan and Deposit Portfolio

Lending to the Business Community Funded by Non-Maturing Core Deposits

Gross Loans, net of deferred fees: $1,430MM Total Deposits: $1,697MM

(as of March 31, 2016) (as of March 31, 2016)

Consumer & Core Time Other Time

Other Multi-family Deposits Deposits

1% 5% 1-4 Family 4% 4%

Resi.

4%

C&I

35% CRE, Owner- Noninterest

occupied bearing

26% 40%

Savings &

Interest

Bearing

Checking

52%

CRE,

Construction Nonowner-

Real Estate occupied

7% 22%

1Q ’16 Loan Yield: 5.15%¹ 1Q ’16 Cost of Deposits: 0.22%¹

We are a recourse We have lending expertise We have been successful in developing and lender Dental/Healthcare maintaining a strong presence in banking “non-

Personal SBA Preferred lender profits”

guarantees Professionals • This customer group is a good source of core

Cash-flow Community based businesses deposit funding

Nonprofit organizations

Note(s):

1: Annualized

Source: Company Documents as of March 31, 2016

Pacific Continental Balance Sheet Composition 13

Dental Lending Expertise

Dental Lending Makes up 25% of the Loan Portfolio or $351MM

Dental Lending had $0.5MM Nonaccruals as of March 31, 2016

Gross Loans, net of deferred fees: $1,430MM 82% of Dental Lending is Underwritten

(as of March 31, 2016) Commercial

Dental Real Estate—

25% Permanent Construction

17% 1%

Non-dental

Healthcare Commercial

82%

Community 7%

Bank

68%

43% of Dental Lending is Local (Western

OR/WA), 57% is National

Demonstrated Dental Expertise

10+ years of demonstrated expertise

More than 500 practices

Local

Since 2008, annual losses less than 0.20% in dental portfolio 43%

Expanding into other Healthcare Services segments National

57%

Veterinary services Non-dental Healthcare

Ophthalmology Loans: $106MM

Podiatry (as of March 31, 2016)

Source: Company Documents as of March 31, 2016

Asset Quality 14

Strong Credit Quality Getting Stronger

($ in millions)

Year Ended December 31,

Year Ended December 31,

2009 2010 2011 2012 2013 2014 2015 1Q ‘16

Gross Loans (net of deferred fees) $944.4 $856.4 $820.2 $870.4 $993.8 $1,045.0 $1,404.5 $1,429.7

Nonaccrual loans (net of gov’t guarantee) $32.3 $32.0 $26.1 $8.5 $4.6 $2.0 $2.7 $2.6

Other real estate owned $4.2 $14.3 $11.0 $18.0 $16.4 $13.4 $11.7 $11.7

Nonperforming assets (net of gov’t guarantee) $36.6 $46.3 $37.1 $26.4 $21.0 $15.4 $14.5 $14.4

NPAs / Assets (excluding TDRs) 3.05% 3.82% 2.92% 1.92% 1.45% 1.02% 0.76% 0.73%

Net Charge Offs (recoveries) $33.6 $11.8 $14.5 $0.5 $0.7 $0.3 $0.0 ($0.1)

Provision for Loan Losses $36.0 $15.0 $12.9 $1.9 $0.3 $0.0 $1.7 $0.2

ALLL $13.4 $16.6 $15.0 $16.3 $15.9 $15.6 $17.3 $17.6

ALLL / Gross Loans 1.42% 1.93% 1.83% 1.88% 1.60% 1.50% 1.23% 1.23%

Net Charge Offs (Recoveries) ALLL / Gross Loans

1.93%

$40.0 2.00% 1.83% 1.88%

$33.6

1.60%

$30.0 1.50% 1.42% 1.50%

1.23% 1.23%

$20.0 $14.5

$11.8 1.00%

$10.0

$0.5 $0.7 $0.3 $0.0 0.50%

$0.0

($0.1)

($10.0) 0.00%

2009 2010 2011 2012 2013 2014 2015 1Q ‘16 2009 2010 2011 2012 2013 2014 2015 1Q ‘16

Source: Company Documents

Capital Structure 15

Non-complex with Limited Existing Leverage

($ in millions)

Common Shares Dividend

As of March 31, 2016 Equity Outstanding Yield (%)

Common Stock $224.879 19,621,652 2.6%

Amount Maturity Variable

Outstanding Date Rate

Trust Preferred Securities1 $8.248 01/07/36 3 Month LIBOR + 135bps

No preferred stock No TARP (redeemed) No SBLF

No senior or subordinated debt

Note(s):

1: Does not reflect the Subsidiary Trust Preferred of Foundation Bancorp, Inc. which is anticipated to be assumed following the completion of the merger Source: Company Documents as of March 31, 2016

Capital Position 16

Capital Strength Supporting Growth Trends

Year Ended December 31, 1Q ‘16

2009 2010 2011 2012 2013 2014 2015 Reported Est. Pro Forma¹

Pacific Continental Corporation

Total RBC Ratio 15.6% 17.1% 19.2% 18.2% 16.2% 15.7% 12.6% 12.5% 11.0%

Tier 1 Ratio 14.4% 15.9% 18.0% 16.9% 14.9% 14.5% 11.5% 11.4% 10.1%

Leverage Ratio 13.7% 13.4% 13.1% 12.3% 11.5% 11.3% 9.9% 9.8% 8.7%

Common Equity Tier 1 Ratio 11.0% 10.9% 9.4%

Pacific Continental Bank

Total RBC Ratio 14.6% 16.2% 18.4% 17.9% 15.9% 15.5% 12.5% 12.4% 10.8%

Tier 1 Ratio 13.4% 14.9% 17.2% 16.6% 14.6% 14.2% 11.4% 11.3% 9.9%

Leverage Ratio 12.2% 12.6% 12.5% 12.2% 11.3% 11.1% 9.9% 9.7% 8.6%

Common Equity Tier 1 Ratio 11.4% 11.3% 9.9%

Note(s):

1: Estimated pro forma for pending Foundation Bancorp, Inc. acquisition. Based on preliminary pro forma modeling using 3/31/16 financial information for both PCBK and Foundation Bancorp, Inc. Excludes contemplated subordinated notes offering.

Source: Company Documents

Liquidity Position 17

On Balance Sheet Liquidity with Additional Capacity

($ in millions)

As of March 31, 2016

Cash & Cash Equivalents $54.5

Securities (AFS) $383.4

Total Cash & Securities (AFS) $437.9

FHLB Unused Capacity $434.7

FRB Discount Window Capacity $72.8

Overnight Correspondent Bank Line Capacity $129.0

Total Borrowing Capacity $636.4

Total Cash, Securities & Borrowing Capacity $1,074.3

Loans / Deposits 1 84.3%

Cash / Deposits 2 3.2%

Note(s):

1: Represents gross loans, net of deferred fees as a percentage of total deposits

2: Cash and cash equivalents as a percentage of total deposits Source: Company Documents as of March 31, 2016

18

Foundation Bancorp Acquisition
Overview of Pending Transaction

Foundation Bancorp Overview (as of 3/31/16)	• Single branch commercial bank in Bellevue, WA founded in 2010 • $422 million in assets • ~46% noninterest bearing deposits (as a % of deposits) • ~35% commercial loans (as a % of loans)
Merger Terms (as of 4/26/2016)	• Announced April 26, 2016; expected closing in Q3 2016 • $67 million in value • Approximately 70% stock and 30% cash • Foundation shareholders will own ~12.7% of pro forma PCBK
Strategic Rationale	• Financially attractive for PCBK shareholders • Immediate, high quality growth in Seattle-Bellevue MSA • Shared commercial banking focus
Expected Financial Impact	• Immediately accretive to earnings • 5.8% tangible book value per share dilution earned back in ~3 years • PCBK to remain well capitalized at closing

Source: SNL Financial, PCBK 8-K filing as of April 26, 2016 and Foundation Bancorp earnings release as of March 31, 2016

Pacific Continental Corporation

Appendix 19

Kroll Rating Initiated June 2016

Kroll Ratings

Entity Type Rating Outlook

Pacific Continental Corporation Debt BBB+ Stable

Subordinated Debt BBB Stable

Short-Term Debt K2 -

Pacific Continental Bank Deposit A- Stable

Debt A- Stable

Short-Term Deposit K2 -

Short-Term Debt K2 -

Kroll Ratings Scale: https://www.krollbondratings.com/ratings/methodologies/rating-scales

Source: Kroll Bond Rating Agency, Inc.

Appendix 20

Interest Rate Position As of December 31, 2015

1st Year Net Interest Income Impact 2nd Year Net Interest Income Impact 3rd Year Net Interest Income Impact Economic Value of Equity

Instant Parallel $ Est. Est. Change $ Est. Est. Change $ Est. Est. Change $ Est. Est. Change

Rate Shock Value $ % Value $ % Value $ % Value $ %

400 $68,223 ($4,514) (6.2%) $73,653 $4,013 5.8% $83,768 $14,365 20.7% $358,972 ($14,848) (4.0%)

300 $69,498 ($3,239) (4.5%) $73,025 $3,385 4.9% $80,849 $11,446 16.5% $366,343 ($7,477) (2.0%)

200 $70,687 ($2,050) (2.8%) $72,235 $2,595 3.7% $77,021 $7,618 11.0% $372,889 ($931) (0.2%)

100 $71,800 ($937) (1.3%) $71,294 $1,654 2.4% $73,426 $4,023 5.8% $376,235 $2,415 0.6%

Base $72,737 $69,640 $69,403 $373,820

(100) $70,627 ($2,110) (2.9%) $65,066 ($4,574) (6.6%) $62,325 ($7,078) (10.2%) $366,506 ($7,314) (2.0%)

Due to the various assumptions used for this modeling and potential balance sheet strategies management may implement to mitigate interest rate risk, no assurance can be given that projections will reflect actual results

Source: Company Documents as of December 31, 2015

21

Appendix
Pro Forma Fixed Interest Coverage

($ in thousands)

	Year Ended December 31, 2012	2013	2014	2015	1Q '16[1] As Reported	1Q '16[1] Est. Pro Forma[2]
Double Leverage Ratio						
Bank-Level Equity	$188,935	$184,039	$189,144	$225,416	$231,816	$276,563
Consolidated Equity	$183,381	$179,184	$184,161	$218,491	$224,879	$266,496
Double Leverage Ratio	103.0%	102.7%	102.7%	103.2%	103.1%	103.8%
					Illustrative Pro Forma for Proposed Subordinated Notes Offering	
Proposed Subordinated Notes Offering					$35,000	$35,000
Pro Forma Bank-Level Equity (for illustration assumes 100% of subordinated notes downstreamed as Bank equity)[3]					$266,816	$311,563
Pro Forma Double Leverage Ratio					118.6%	116.9%
Interest Coverage Ratio						
Total Deposit Interest	$4,059	$3,389	$3,252	$3,314	$3,588	$4,272
Other Borrowing Interest	$1,759	$1,405	$1,327	$1,122	$988	$1,140
Total Interest Expense	$5,818	$4,794	$4,579	$4,436	$4,576	$5,412
Pretax Income (ex. non-recurring items)	$18,812	$20,983	$24,714	$28,840	$33,456	$37,828
Interest Coverage (including deposit expense)	4.23x	5.38x	6.40x	7.50x	8.31x	7.99x
Interest Coverage (excluding deposit expense)	11.69x	15.93x	19.62x	26.70x	34.86x	34.18x
					Illustrative Pro Forma for Proposed Subordinated Notes Offering	
Illustrative Subordinated Debt Expense[4]					$2,100	$2,100
Pro Forma Interest Coverage (including deposit expense)					5.70x	5.76x
Pro Forma Interest Coverage (excluding deposit expense)					11.15x	12.03x

Note(s):
1: 1Q '16 annualized income statement
2: Estimated pro forma for pending Foundation Bancorp, Inc. acquisition. Based on preliminary pro forma modeling using 3/31/16 financial information for both companies.
3: For illustrative purposes assumes $35MM downstreamed to Bank. Actual amount downstreamed may vary.
4: Assumes gross offering of $35MM and a 6.00% coupon for illustrative purposes
Source: Company Documents

PACIFIC CONTINENTAL CORPORATION